Filed by Northeast Utilities Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: NSTAR

Commission File No.: 333-170754

Deutsche Bank Conference

Safe Harbor Provisions

This presentation contains statements concerning NU’s expectations, beliefs, plans, objectives, goals, strategies, assumptions of future events, future financial performance or growth and other statements that are not historical facts. These statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, a listener or reader can identify these forward-looking statements through the use of words or phrases such as “estimate”, “expect”, “anticipate”, “intend”, “plan”, “project”, “believe”, “forecast”, “should”, “could”, and other similar expressions. Forward-looking statements are based on the current expectations, estimates, assumptions or projections of management and are not guarantees of future performance. These expectations, estimates, assumptions or projections may vary materially from actual results. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the following important factors that could cause our actual results to differ materially from those contained in our forwardlooking statements, including, but not limited to, actions or inaction of local, state and federal regulatory and taxing bodies; changes in business and economic conditions, including their impact on interest rates, bad debt expense and demand for our products and services; changes in weather patterns; changes in laws, regulations or regulatory policy; changes in levels and timing of capital expenditures; disruptions in the capital markets or other events that make our access to necessary capital more difficult or costly; developments in legal or public policy doctrines; technological developments; changes in accounting standards and financial reporting regulations; fluctuations in the value of our remaining competitive contracts; actions of rating agencies; the effects and outcome of our pending merger with NSTAR; and other presently unknown or unforeseen factors. Other risk factors are detailed from time to time in our reports to the Securities and Exchange Commission (SEC). Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update the information contained in any forward-looking statements to reflect developments or circumstances occurring after the statement is made or to reflect the occurrence of unanticipated events.

This presentation references actual and projected EPS by business. EPS by business is a non-GAAP (not determined using generally accepted accounting principles) measure that is calculated by dividing the net income or loss attributable to controlling interests of each business by the weighted average diluted NU parent common shares outstanding for the period. Management uses this non-GAAP financial measure to evaluate earnings results and to provide details of earnings results and guidance by business. This presentation also includes non-GAAP financial measures referencing our 2006 - 2010 EPS excluding a number of factors that affected GAAP earnings in those years. In addition, our 2011 earnings guidance excludes certain non-recurring charges related to merger costs we expect to incur during 2011, which is a non-GAAP financial measure. Management believes that these non-GAAP financial measurements are useful to investors to evaluate the actual and projected financial performance and contribution of NU’s businesses. Non-GAAP financial measures should not be considered as alternatives to NU consolidated net income attributable to controlling interests or EPS determined in accordance with GAAP as indicators of NU’s operating performance.

Safe Harbor Provisions

Information Concerning Forward-Looking Statements Relating to the NU–NSTAR Merger

In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on mergerrelated issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”

Please refer to our reports to the SEC for further details concerning the matters described in this presentation.

Topics for Today

• First quarter results and 2011 outlook

• Capital investment update

• NU-NSTAR merger status

4

5

Strong First Quarter Earnings

Net Income in millions

$130.0 $110.0 $90.0 $70.0 $50.0 $30.0 $10.0

-$10.0

$47.9

$78.2

$40.1

$44.7

$86.2

$122.5

-$1.8 -$0.4

Distribution/Generation

Transmission

Parent/Other*

Total*

2010

2011

*Excludes $8.3 million of after-tax merger-related expenses

2009 and 2010 Results and Standalone 2011 Guidance

2009 Actual 2010 Actual 2011 Guidance

NU Consolidated EPS (GAAP)

$1.91 $2.19 $2.05– $2.20

Distribution/Generation $0.92 $1.16 $1.25– $1.35

Transmission $0.95 $1.00 $1.05– $1.10

Competitive $0.09 $0.05 N/A

NU Parent/Other ($0.05) ($0.05)* ($0.05)**

NU Consolidated EPS (Non-GAAP) $1.91 $2.16 $2.25 – $2.40

* Excludes a $0.09/share fourth quarter non-recurring tax gain at NU Parent and approximately $0.06 of NU-NSTAR merger related expenses that were recorded in the fourth quarter.

**Excludes $0.20/share of expected NU-NSTAR merger-related costs. Includes competitive results.

Improved Earnings Have Resulted in Rising Dividends

EPS Dividends paid/declared per share Payout ratios

$2.75 $2.50 $2.25 $2.00 $1.75 $1.50 $1.25 $1.00 $0.75 $0.50 $0.25 $0.00

$1.16¹

62.5%

$1.59

48.7%

$1.86²

44.3%

$1.91

49.7%

$2.163

47.5%

$2.25—2.404

70.0%

60.0%

50.0%

40.0%

30.0%

20.0%

10.0%

0.0%

2006 2007 2008 2009 2010 2011E

1	Excludes net income of competitive businesses, one-time CL&P tax reduction
2	Excludes litigation settlement charge
3	Excludes NU tax settlement, NSTAR merger costs
4	Excludes NSTAR merger costs
5	Based on first and second quarter rate of $0.275

Capital Investment Update

Transmission Business Strategy: Major Initiatives Expanding Across Wider New England Geography

4 Renewables & Clean Energy

(ME/NH/VT):

Projects in Development/ High Wind potential areas

3 Northern Pass Transmission (NPT) Line between Quebec ´ and New Hampshire

2 Connecticut Borders (MA, RI):

NEEWS Projects Under Way

1 Southwest Connecticut Reliability:

Projects Complete

NPT HVDC

Potential Wind Sites

Major Generation, Gas Distribution Projects Moving Ahead

PSNH Generation Business Plan

_ Five-year strategy preserves existing 1,200 MW New Hampshire fleet

_ Completes the Merrimack Scrubber

_ Estimated cost reduced from $457 million to $430 million

_ $320.9 million capitalized at 3/31/11

_ Ahead of schedule: 82% complete as of 3/31/11

Yankee Gas Waterbury to Wallingford Project

_ Yankee Gas’ $57.6 million expansion project began in April 2010 (Waterbury to Wallingford Line Project); $26.6 million invested in 2010

_ Fills gaps in supply portfolio

_ Eliminates system constraint in Cheshire area

_ Increases vaporization capacity of Waterbury LNG project

Capital Program Benefits Customers and Produces Attractive Rate Base Growth

Rate Base in Millions

$12,000 $10,000 $8,000 $6,000 $4,000 $2,000 $0

$6,998 $691 $407

$3,303

$2,597

$7,334 $682 $405

$3,488

$2,759

$7,772 $743 $426

$3,670

$2,933

$8,660 $756 $758

$3,912

$3,234

$9,104 $790 $773

$4,171

$3,370

$9,869

$847 $773

$4,516

$3,733

$11,350 $969 $763

$4,893

$4,725

2009 Actual Actual 2010 2011E 2012E 2013E 2014E 2015E

Transmission Distribution Generation Yankee Gas

Projected Total Rate Base 2009-2015 CAGR of 8.4% (using 2009 as base year)

Projected Natural Gas Distribution CAGR of 5.8%

Projected Generation CAGR of 11.0%

Projected Electric Distribution CAGR of 6.8%

Projected Transmission CAGR of 10.5%

NU-NSTAR Merger Status

A Compelling Combination – Creates Largest Utility Company in New England

Significant infrastructure investment opportunities combined with balance sheet strength provides for substantial growth potential

Larger, diverse and better positioned to support economic growth and state public policy initiatives in New England

Expected to be accretive to earnings in Year 1, provides an enhanced total shareholder return proposition

Enhances service quality capabilities to the largest customer base in New England

Highly experienced and complementary leadership team with proven track record

Combined Service Territory

NY

VT

NH

ME

MA

RI

•	3 million electric customers

• 500,000 natural gas customers

• 4,500 miles electric transmission

• 72,000 miles electric distribution

• 6,300 miles gas distribution

Northeast Utilities Electric Service Area Northeast Utilities Gas Service Area

NSTAR Electric Service Area NSTAR Gas Service Area

Key Merger Terms

Balanced Terms and Governance

Timing / Approvals: Headquarters: Company Name: Consideration: Exchange Ratio: Pro Forma Ownership:

Pro Forma Dividend:

Governance:

Expected to close in the second half of 2011

Dual – Hartford and Boston

Northeast Utilities

100% stock

1.312 shares of Northeast Utilities per NSTAR share 56% Northeast Utilities shareholders

44% NSTAR shareholders

Following close, dividend increase for Northeast Utilities shareholders

Dividend parity for NSTAR shareholders

Chuck Shivery to be non-executive Chairman

Tom May to be President and CEO

14 Board members

_ 7 nominated by Northeast Utilities including Chuck Shivery

_ 7 nominated by NSTAR including Tom May

NU-NSTAR Merger Status

NU March and 4 NSTAR shareholders overwhelmingly approved the merger on

Hart-Scott-Rodino waiting period expired in February without objection

FCC review complete without objection

NHPUC ruled on April 5 it did not have jurisdiction

FERC, NRC, Maine reviews pending

MA DPU hearings to begin July 6 following March 10 ruling on standard of review;

Net benefits filing made on April 8

CT DPUC draft decision disclaims jurisdiction. Oral arguments and informational session held in March. No date set for release of final decision.

Appendix

2006 – 2011 NU Consolidating EPS GAAP / Non-GAAP Reconciliation

2006 Actual 2007 Actual 2008 Actual 2009 Actual 2010 Actual 2011 Guidance

Distribution/Generation $0.80 $0.94 $0.96 $0.92 $1.16 $1.25 – $1.35

Transmission 0.39 0.53 0.89 0.95 1.00 1.05 – 1.10

Total Regulated 1.19 1.47 1.85 1.87 2.16 2.30 – 2.45

NU Parent/Other (0.03) 0.04 (0.07) (0.05) (0.05) (0.05)

Total Regulated and Parent $1.16 $1.51 $1.78 $1.82 $2.11 $2.25 – $2.40

Competitive (0.63) 0.08 0.08 0.09 0.05 N/A

NU Consolidated Operating $0.53 $1.59 $1.86 $1.91 $2.16 $2.25 – $2.40 Results (Non GAAP)

CL&P Income Tax Reduction 0.48 N/A N/A N/A N/A N/A

Gain on Sale of Competitive 2.04 N/A N/A N/A N/A N/A Generation

Litigation Charge N/A N/A (0.19) N/A N/A N/A

NU Tax Settlement N/A N/A N/A N/A (0.09) N/A

NU Consolidated GAAP $3.05 $1.59 $1.67 $1.91 $2.19 $2.05—$2.20

First Quarter Earnings in Distribution/Generation Up Sharply

Net Income in millions

$30.0 $25.0 $20.0 $15.0 $10.0 $5.0 $0.0

$14.3

$28.5

$11.1

$21.5

$2.9

$5.7

$19.6

$22.5

CL&P PSNH WMECO Yankee Gas

1Q 2010 1Q 2011

Improved Results Due In Part to Final Resolution of All Three Electric Rate Cases

PSNH

• Five-year settlement approved by NHPUC on 6/28/2010

• $45.5 million increase on 7/1/10 in addition to 8/1/09 temporary increase of $25.6 million

• $2.9 million decrease on 7/1/11

• 2012 & 2013 projected increases of $9.5 million & $11.1 million

• Authorized ROE remains 9.67% (2010 distribution/ generation ROE was 10.2%)

• Recovery of ice storm costs over 7 years

CL&P

• Final decision 6/30/2010

• $63.4 million increase effective 7/1/10

• $38.5 million increase effective 7/1/11

• Authorized 9.4% ROE at 6/30/10 (2010 ROE was 7.9%)

• 49.2% equity in capital structure

• Initial increase deferred until 1/1/11

• Ruling on health care issue deferred to next rate case

• Capex plan approved

WMECO

• Final decision 1/31/11

• $16.8 million increase effective 2/1/11

• Authorized 9.6% ROE (2010 ROE was 4.6%)

• Decoupling approved

• $2.1 million write-off taken in fourth quarter 2010

NEEWS Projects Advance
Current Status Report

Greater Springfield Reliability Project

- Received siting approval in CT and MA
- Substation construction commenced in MA in Dec. 2010
- Commenced overhead site work in MA in February 2011
- Commence overhead construction in CT in early 2012 following receipt of environmental permits
- Project in-service: late 2013

Interstate Reliability Project

- Joint project with National Grid *(NU in CT; NGrid in MA & RI)*
- ISO-NE confirmed need date in August 2010
- File siting application in CT in late 2011
- Siting decisions in 2013
- Commence construction: late 2013/early 2014
- Project in-service: late 2015



Greater Springfield Reliability Project
SPRINGFIELD
Interstate Reliability Project
HARTFORD
Central Connecticut Reliability Project
345-kV Substation
Generation Station
345-kV ROW
115-kV ROW

Central Connecticut Reliability Project

- Awaiting completion of ISO-NE's reassessment of need and need date; expected in late 2011

Northeast Utilities

20

Northern Pass ´ Transmission – a $1.1 Billion Capital Investment

• To be owned by Northern Pass Transmission LLC—NU (75%) and NSTAR (25%)

• 1,200 MW transfer capability

• Northern terminus at Des Cantons (Québec), southern terminus in Franklin (New Hampshire)

• Québec terminal will convert the power from AC to DC (rectifier)

• US terminal will convert the power from DC to AC (inverter)

• 345kV AC leg from Franklin to Deerfield, NH

• Capital cost estimate for US segment: $1.1 billion

• TSA signed in October 2010 and accepted by FERC on February 11, 2011

• Permitting process began October 14, 2010 with U.S. DOE application – schedule recently extended by two months

HVDC Line

HVDC Converter Station

345-kV Line

Existing Deerfield Substation

Des Cantons

Franklin

Deerfield

Efforts Under Way to Bring Northern New England Wind Generation to Market

New England RPS requirements average 21% by 2020, and existing resources provide only 6%

Complement current ISO-NE regional planning and potential FERC changes

Create efficiencies by optimizing multiple wind sites and required transmission

Get England’s clean renewable load sites energy to New

NU, NSTAR, National Grid, and United Illuminating working collectively on this model

Vast majority of potential onshore renewables (wind) are in northern NE

North-South Interface: 80% of NE electric load is below this line

2001-2015 Transmission Capital Expenditures

In Millions

$800 $700 $600 $500 $400 $300 $200 $100 $0

Historic

$2.8 Billion

$261 Million

Forecast

$2.9 Billion

Successful completion of SWCT projects

SWCT projects total $1.6 billion

Northern Pass HVDC Line to Canada

US portion estimated at $1.1 billion with $830 million NU ownership share

NEEWS projects ramping up

NU’s share of NEEWS project estimated at

$1.449 billion $845 million of additional forecasted projects

20 01 20 02 20 03 20 04 20 05 20 06 20 07 20 08 20 09 20 10 20 11 20 12 20 13 20 14 20 15

Base Reliability Major Southwest CT NEEWS Northern Pass